
GRASIM
ADITYA BIRLA GROUP

82-3322

SUPPL

28th January, 2005

By Air Mail

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 31st December, 2004, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl : as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.

Press Release

Mumbai, January 28, 2005


GRASIM

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT OVERALL PERFORMANCE

Q3FY05 – Profit after Tax up by 33%
9MFY05 – Profit after Tax up by 32%

(Rs. Crores)

	Q3FY05	Q3FY04	% Change	9M FY05	9M FY04	% Change	FY 2004 (Audited)
Net Turnover	**1,559.7**	**1,332.0**	**17.1%**	**4,604.9**	**3,680.1**	**25.1%**	**5,233.3**
PBIDT	**430.5**	**339.6**	**26.8%**	**1,306.6**	**990.9**	**31.9%**	**1,504.2**
Interest	35.2	39.4	(-) 10.7%	104.8	118.8	(-) 11.8%	153.9
Gross Profit	**395.3**	**300.2**	**31.7%**	**1,201.8**	**872.1**	**37.8%**	**1,350.3**
Depreciation	71.7	69.5	3.2%	212.1	204.9	3.5%	273.0
Profit before Taxes	**323.6**	**230.7**	**40.2%**	**989.7**	**667.2**	**48.3%**	**1,077.3**
Total Tax Expenses	106.5	67.0	59.0%	333.5	170.0	96.2%	298.0
Profit after Taxes	**217.1**	**163.7**	**32.6%**	**656.2**	**497.2**	**32.0%**	**779.3**

Grasim, the flagship Company of the Aditya Birla Group, has posted excellent results for the quarter ended 31st December, 2004. Turnover, Gross Profit and Net Profit, all recorded substantive increase over the corresponding quarter. While Turnover at Rs.1,560 crores was up by 17%, Gross Profit was higher by 32% at Rs.395 crores. Net Profit rose handsomely by 33% at Rs.217 crores, notwithstanding a substantially higher tax provision.

The Company's performance during the 9-months ended 31st December, 2004 too has been equally outstanding. While Turnover was higher by 25% at Rs.4,605 crores, Net Profit after total tax expenses rose significantly by 32% at Rs.656 crores.

In all of its major businesses, Grasim has recorded an all round growth in Production, Sales volumes and Realizations.

Highlights of Grasim's operations:

		Q3FY05	Q3FY04	% Change	FY 2004
Production -					
Viscose Staple Fibre	M.T.	63,558	61,447	3%	221,005
Cement	Mn. M.T.	3.11	2.92	7%	11.85
White Cement	M.T.	87,638	82,155	7%	310,578
Sponge Iron	M.T.	180,687	164,700	10%	687,272
Caustic Soda	M.T.	42,719	44,741	(-) 5%	157,541
Sales Volumes -					
Viscose Staple Fibre	M.T.	55,956	63,938	(-) 12%	229,110
Cement	Mn. M.T.	3.19	2.95	8%	11.96
White Cement	M.T.	86,692	80,158	8%	314,819
Sponge Iron	M.T.	196,735	170,823	15%	676,921
Caustic Soda	M.T.	43,170	44,426	(-) 3%	156,967
Net Realisation -					
Viscose Staple Fibre	Rs./M.T.	81,066	70,306	15%	72,269
Cement	Rs./M.T.	1,775	1,665	7%	1,712
White Cement	Rs./M.T.	5,958	5,234	14%	5,215
Sponge Iron	Rs./M.T.	13,063	8,831	48%	9,188
Chemical Products	Rs./M.T.	19,472	16,528	18%	16,338

VSF Business

VSF business performance during the quarter has been impressive. Capacity utilization was more than 100%, resulting in production being higher by 3% at 63,558 tons. Sales volumes were, however, impacted due to the increased availability of cotton during the period. Operating margins improved despite the sharp increase in the prices of key inputs, viz., Pulp, Caustic Soda and Sulphur.

The Company's Textile Research and Application Development Centre at Kharach became fully operational during the quarter. The Company has planned a capital outlay of Rs.595 crores over the next 2 years on modernization, de-bottlenecking and capacity expansion.

The Company will continue to focus on market enlargement through Product as well as application development efforts, which would benefit the Company in the years ahead.

Cement Business

The Cement business has put up a good performance. Production at 3.11 Mn. tons and Sales volumes at 3.19 Mn. tons were higher by 7% and 8% respectively. Realizations too were higher at Rs.1,775 per ton. The increase in realization was, however, neutralized by the sharp increase in key input costs.

The Company has planned a capex of Rs.690 crores over FY05 and FY06. The amount will be spent on the setting up of Captive Thermal Power Plants at Vikram Cement, Jawad (50 MW), additional turbine at Rajashree Cement, Malkhed (20 MW), implementation of ongoing modernization and capacity expansion through de-bottlenecking and setting up of a Grinding Unit with a capacity of 1 million tons per annum at Dadri (U.P.).

The long term outlook of Grasim's Cement business continues to be encouraging, given the renewed focus of the Government on infrastructure and the anticipated strong growth in the housing sector.

Sponge Iron Business

The Sponge Iron business has posted a stellar performance, registering an impressive growth of 10% in Production and 15% in Sales volumes. The demand in the domestic market following an upturn in the steel sector and a sharp rise in global scrap prices have enabled better realization. Viewed in the backdrop of the sharp increase in key input costs, the performance of the business has, indeed, been very noteworthy.

The healthy growth in steel demand globally, coupled with significantly improved prices augur well for the sponge iron industry. However, the performance of the Business will depend upon global scrap prices and availability of natural gas at a reasonable price.

Chemical Business

In the Chemical business, Production was down by 5% YoY, while Sales volumes were lower by 3%. This was partially offset by realizations, which improved by 18% over the corresponding quarter.

The division's focus on optimizing resource utilization and reducing costs through R&D and development of ancillary and value added products should translate into enhanced growth and profitability in the foreseeable future.

The outlook on price continues to be positive due to firm international prices of caustic soda. Volumes are also expected to grow with better captive demand from VSF as well as other end user sectors.

Outlook

Given Grasim's inherent strength, strong fundamentals, a continual stress on operational excellence, cost optimization measures, prudent financial management and an expected strong growth in the cement sector, its overall outlook continues to be positive.

-o-O-o-

G.P. KAPADIA & CO.
CHARTERED ACCOUNTANTS
Hamam House,
Ambalal Doshi Marg,
Hamam Street,
Mumbai – 400 023

AUDITORS' REVIEW REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

We have reviewed the accompanying statement of un-audited financial results of Grasim Industries Limited for the Quarter/ Nine Months' period ended on December 31, 2004. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For G.P. KAPADIA & CO.,
Chartered Accountants

G.P. KAPADIA & CO. MUMBAI CHARTERED ACCOUNTANTS

ATUL B. DESAI
Partner
M. No. 30850

Place Mumbai
Date 28th January, 2005



UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED ON 31st DECEMBER 2004

Rs in Crores

	Three Months Ended 31st December 2004	Three Months Ended 31st December 2003	Nine Months Ended 31st December 2004	Nine Months Ended 31st December 2003	Year Ended 31st March 2004 (Audited)
Net Sales / Income from Operations	**1,559.67**	**1,331.99**	**4,604.90**	**3,680.06**	**5,233.27**
Other Income	37.85	20.68	86.90	137.17	209.23
Total Expenditure					
- Decrease / (Increase) in Stock	(35.78)	14.47	(58.28)	25.76	24.31
- Raw Material Consumed	475.45	366.44	1,355.86	963.31	1,372.49
- Purchases of Finished Goods	13.02	11.02	35.54	37.89	50.47
- Payment to & Provision for Employees	93.69	88.27	274.48	257.90	358.90
- Power & Fuel	275.36	228.41	777.71	650.85	889.01
- Freight , Handling & Other expenses	146.10	130.20	426.14	377.06	526.11
- Other Expenditure	199.16	174.24	573.72	513.58	717.01
Total Expenditure	**1,167.00**	**1,013.05**	**3,385.17**	**2,826.35**	**3,938.30**
Interest	35.23	39.43	104.82	118.82	153.88
Gross Profit	**395.29**	**300.19**	**1,201.81**	**872.06**	**1,350.32**
Depreciation	71.71	69.47	212.12	204.87	273.06
Profit before Tax	**323.58**	**230.72**	**989.69**	**667.19**	**1,077.26**
Provision for Current Tax	(103.00)	(63.00)	(312.00)	(162.00)	(291.00)
Provision for Deferred Tax	(3.50)	(4.00)	(21.50)	(8.00)	(7.00)
Net Profit	**217.08**	**163.72**	**656.19**	**497.19**	**779.26**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*3,513.83*
Basic & Diluted EPS for the period (Rupees)	**23.68**	**17.86**	**71.57**	**54.23**	**84.99**

Cont. on Page 2


G.P. KAPADIA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

Segments Reporting:

Rs. in Crores

	Three Months Ended 31st December 2004	Three Months Ended 31st December 2003	Nine Months Ended 31st December 2004	Nine Months Ended 31st December 2003	Year Ended 31st March 2004 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	489.62	482.51	1,495.40	1,267.68	1,765.50
b Cement	688.52	586.14	2,036.07	1,704.52	2,419.91
c Sponge Iron	262.73	156.87	740.19	406.16	638.92
d Chemicals	94.91	83.86	248.74	215.55	295.37
e Textiles	60.90	58.28	191.00	177.18	241.95
f Others	-	0.03	-	0.04	0.03
TOTAL	1,596.68	1,367.69	4,711.40	3,771.13	5,361.68
(Less) : Inter Segment Revenue	(37.01)	(35.70)	(106.50)	(91.07)	(128.41)
Net Sales / Income from Operations	**1,559.67**	**1,331.99**	**4,604.90**	**3,680.06**	**5,233.27**
2. SEGMENT RESULTS					
a Fibre & Pulp	145.98	135.12	444.49	368.02	520.36
b Cement	69.50	58.98	290.99	162.51	295.66
c Sponge Iron	90.74	47.06	258.71	118.69	219.21
d Chemicals	28.72	19.52	53.10	42.37	58.37
e Textiles	(1.62)	(1.87)	(0.95)	(2.54)	(0.23)
f Others	0.25	(0.04)	(0.04)	(0.18)	(0.76)
TOTAL	333.57	258.77	1,046.30	688.87	1,092.61
Add / (Less) :					
Interest	**(35.23)**	**(39.43)**	**(104.82)**	**(118.82)**	**(153.88)**
Net Unallocable Income / (Expenditure)	25.24	11.38	48.21	97.14	138.53
Profit Before Tax Expenses	**323.58**	**230.72**	**989.69**	**667.19**	**1,077.26**
3. CAPITAL EMPLOYED					
a Fibre & Pulp	962.69	811.50	962.69	811.50	825.05
b Cement	2,043.44	1,987.32	2,043.44	1,987.32	2,032.51
c Sponge Iron	472.77	468.41	472.77	468.41	488.50
d Chemicals	187.72	197.05	187.72	197.05	206.54
e Textiles	107.20	111.05	107.20	111.05	109.01
f Others	2.19	2.61	2.19	2.61	2.09
TOTAL	3,776.01	3,577.94	3,776.01	3,577.94	3,663.70
g Unallocated Corporate Capital Employed	3,477.42	2,738.19	3,477.42	2,738.19	2,644.86
TOTAL CAPITAL EMPLOYED	**7,253.43**	**6,316.13**	**7,253.43**	**6,316.13**	**6,308.56**

Notes:

1. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under:

   Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
   Cement - Grey & White Cement
   Sponge Iron - Sponge Iron
   Chemicals - Caustic Soda & Allied Chemicals
   Textiles - Fabric & Yarn

2. During the quarter, total eight investor complaints were received, all of which have been attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.

3. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

4. The above results have been taken on record at the meeting of the Board of Directors held on 28th January, 2005. The limited review, as required under Clause 41 of Listing Agreement, has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

D. D. Rathi
Whole-time Director

Place : Mumbai
Date : 28th January , 2005

GRASIM INDUSTRIES LIMITED

Regd. Office: Birlagram, Nagda (M.P.)

For G. P. Kapadia & Co.,
Chartered Accountants

Atul B. Desai
Partner

Place : Mumbai
Date : 28th January, 2005